

Wendy Noel · 3rd

Thoroughbred Sales & Pinhooker

Nicholasville, Kentucky, United States · 500+ connections ·

Contact info

Wendy Noel Sales

Hesser Business Col

Experience

Consignor & Purchaser at Major Thoroughbred Sales

Wendy Noel Sales

2007 – Present · 13 yrs

Lexington Kentucky & Ocala Florida

Pinhook weanlings to yearlings.

Education

Hesser Business College

Business Administration

1989 – 1990

St. Joseph's School of Nursing

Nursing, Nurse

1990 – 1992

Skills & Endorsements

Sports · 32

Endorsed by **Bill Noelle Vander Brink, who is highly skil**

Interests

New Hampshire Association of R...
993 followers

Horse Racing
6,366 members

The Jockey Club
2,534 followers

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